GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM 1201 K Street, Suite 1100 | Sacramento, CA 95814

Mark Lee, Esq.

Tel +1 916.868.0630

Fax +1 916.448.1709

leema@gtlaw.com

April 15, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Tara Harkins

Kevin Kuhar

Deanna Virginio

Jeffrey Gabor

Re: Grove, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Confidentially Submitted on March 25, 2021

CIK No. 0001775194

Ladies and Gentlemen:

On behalf of our client, Grove, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) a Registration Statement (the “Registration Statement”) on Form S-1 (“Amendment No. 2”).  The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis pursuant to Rule 83 on February 11, 2021 (the “Draft Submission”), as amended by Amendment No. 1 thereto, submitted on March 25, 2021 (“Amendment No. 1”).  The Registration Statement  has been revised to reflect the Company’s responses to the comment letter to Amendment No. 1 received on April 8, 2021 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted March 25, 2021

Our Company, page 3

1.         We note your response to prior comment 3. Please clarify whether such growth estimates over the next five years depends on favorable U.S. Food and Drug Administration guidance or legislation from Congress.

Response: In response to the Staff’s comment, the disclosure has been updated to clarify that the growth estimates are dependent on favorable guidance from the U.S. Food and Drug Administration or legislation from Congress.

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GREENBERG TRAURIG, LLP ■ ATTORNEYS AT LAW ■ WWW.GTLAW.COM

1201 K Street, Suite 1100 | Sacramento, CA 95814

April 15, 2021

Use of Proceeds, page 26

2.         We note your response to prior comment 9. Please explain to us why you have presented your use of proceeds based on percentage of the offering sold. In this regard, we note that you contemplate a firm commitment underwritten offering. Additionally, we note that you intend to use a portion of the proceeds for acquisition investments. To the extent you plan to use the proceeds to finance acquisitions of other businesses, please revise your disclosure to include the nature of the businesses to be sought. Refer to Instruction 6 to Item 504 of Regulation S-K.

Response: In response to the Staff’s comment, the Company has removed the presentation of use of proceeds based on percentage of the offering sold and included information regarding the nature of the businesses to be acquired.

Capitalization, page 27

3.         We note your response to comment 10. Please revise your capitalization table to include a mathematically accurate total for pro forma stockholders' equity and total capitalization. Also, revise the first sentence of this section to be labelled as of December 31, 2020 rather than as of September 30, 2020.

Response: In response to the Staff’s comment, the capitalization table has been updated and the first sentence of the section has been revised to reference December 31, 2020.

Dilution, page 28

4.         We note that you disclose that your net tangible book value and pro forma net tangible book value per share is $5,143,000 and $15,143,000 as of December 31, 2020. Please tell us how you calculated these amounts considering that you have total assets of $10,019,396, which is comprised of $2,208,261 of intangible assets and $2,413,815 of goodwill, and $7,696,625 of total liabilities as of December 31, 2020. Revise as necessary.

Response: In response to the Staff’s comment, this disclosure has been revised.

Management's Discussion and Analysis of Financial Condition and Results of Operations Consolidated pro-forma unaudited financial statements for the three months and six months 2019, page 35

5.         We note your responses to comment 27 and 28 and that you present summary consolidated pro forma unaudited results of operations for the three months and six months ended December 31, 2019. You similarly provide a presentation on page 38 of summary unaudited consolidated pro forma results of operations for the year ended June 30, 2020 and 2019. In consideration of Rule 8-05 of Regulation S-X, revise your filing to provide a condensed pro forma statement of income for the fiscal year ended June 30, 2020 related to the Infusionz acquisition consummated on July 1, 2020 that complies with the presentation, and disclosure of pro forma financial information requirements of Rule 11-01 through Rule 11-03 of Regulation S-X. This includes both sets of historical income statements, a column of pro forma adjustments recorded and supporting footnote information.

Response: In response to the Staff’s comment, the filing has been revised to include the referenced pro forma statements and related information.

Greenberg Traurig, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

April 15, 2021

Description of Business, page 43

6.         We note your response to prior comment 14. We also note your disclosure on page F-39 relating to your significant customers for the three and six months ended December 31, 2020. To the extent you are dependent on one or a few major customers, please identify the customers, describe the material terms of your agreements with such customers and file the agreements as exhibits to your registration statement. Please also include risk factor disclosure, if appropriate.

Response: In response to the Staff’s comment, additional disclosure regarding significant customers has been added.  An additional risk factor disclosure has also been included on page [__].

Government Regulation, page 56

7.         We note your response to prior comment 16. Please revise to clarify whether your flavoring products are subject to EU regulations. To the extent applicable, please expand your disclosure to discuss any foreign regulations applicable to your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure to address any applicable foreign regulations.

Note 15, Segment Information, page F-23

8.         We note your response to prior comment 22. As previously requested, please explain to us and revise the filing to disclose why you do not allocate any general and administrative expenses to your product segment category as part of the measurement of segment profit. Refer to the introductory paragraph of ASC 280-10-50-29 and 50-29(b).

Response: In response to the Staff’s comment, general and administrative expense has been fully allocated between the two segments, Products and Trade Show, with most of the general and administrative expenses being allocated to the product segment category.  There are no unallocated general and administrative expenses and the footnotes have been updated to reflect the full allocation of general and administrative expense.

Notes to Consolidated Financial Statements

Note 16. Subsequent Events , page F-24

Greenberg Traurig, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

April 15, 2021

9.         We note your response to comment 25 that you have adjusted the shares related to the reverse stock split throughout the filing. However, we do not see where you have adjusted the shares throughout your audited financial statements retroactively for the reverse stock split. As previously requested, please revise the entire filing to present all share information on a post reverse stock split basis to comply with ASC 260-10-55-12 and SAB Topic 4C.

Response: In response to the Staff’s comment, the financial statements have been updated to reflect the reverse stock split.

Notes to the Unaudited Condensed Consolidated Financial Statements

Note 14. Segment Information, page F-39

10.       We note on pages F-23 through F-23 that you present an "other" category in your segment presentation and do not include this category in your segment presentation here. Please explain to us if you have had a change in your segment reporting structure. If so, please provide the disclosures required by ASC 280-10-50-34 through 50-36 related to this change in segment presentation.

Response: In response to the Staff’s comment, this presentation has been revised to remove the “other” category.

11.       We note that your segment disclosures here do not reconcile to your unaudited condensed financial statements included on pages F-26 and F-27. For instance, we note on page F-27 that your total revenue for the six months ended is $7,102,336 rather than $9,308,422. Please revise.

Response: In response to the Staff’s comment, the total revenue has been corrected.

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (916) 868-0630  or by fax at (916) 448-1709 with any questions or comments regarding this correspondence.

Greenberg Traurig, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

Very truly yours, /s/ Mark Lee, Esq. Mark Lee of GREENBERG TRAURIG, LLP cc: (via email): Allan Marshall; Andrew Norstrud

Greenberg Traurig, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM